OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: M&T Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Light Street
(No. and Street)

Baltimore	MD	21202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Shatzkin	(410)545-2051	rshatzkin@mtb.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

726 Exchange Street, Suite 1010	Buffalo	NY	14210
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Richard Shatzkin</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>M&T Securities, Inc.</u>, as of <u>Feb. 24</u>, 2 <u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Richard Shatzkin_

Title: President

<u>Notary Public</u>



KATHY M. HOYOS
Notary Public - State of New York
NO. 01HO6336803
Qualified in Queens County
My Commission Expires Feb 8, 2024

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: <u>SIPC 7</u>

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

M&T SECURITIES, INC.

Financial Statements and Supplemental Schedules
December 31, 2022

M&T SECURITIES, INC.
Index to Financial Statements
December 31, 2022



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management
of M&T Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M&T Securities, Inc. (the "Company") as of December 31, 2022, and the related statements of income, cash flows and changes in shareholder's equity for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2022 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the

PricewaterhouseCoopers LLP, 726 Exchange Street, Suite 1010, Buffalo, NY 14210
T: (716) 856 4650, www.pwc.com/us



underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PriceWaterhouseCoopers LLP

Buffalo, New York
February 24, 2023

We have served as the Company's auditor since at least 1987. We have not been able to determine the specific year we began serving as auditor of the Company.

M&T SECURITIES, INC.
Statement of Financial Condition
December 31, 2022
(Dollars in thousands)

Assets:

Cash on deposit with M&T Bank	$	193
Receivable from broker		47,403
Deferred income taxes		370
Current income taxes receivable from parent		563
Other assets		573
Total assets	$	49,102

Liabilities:

Accrued severance	$	129
Due to M&T Bank		69
Other liabilities		359
Total liabilities		557

Shareholder's equity:

Common stock, no par value, 200 shares authorized, 30 shares issued and outstanding		75
Additional paid-in capital		33,263
Retained earnings		15,207
Total shareholder's equity		48,545
Total liabilities and shareholder's equity	$	49,102

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Income
Year Ended December 31, 2022
(In thousands)

Revenues:		
Commissions	$	2,420
Fees		3,083
Other		472
Total revenues		5,975
Expenses:		
Employee compensation and benefits		1,524
Professional services		672
Services provided by affiliates		409
Clearing broker fees		163
Equipment and net occupancy		127
Outside data processing and software		103
Other		323
Total expenses		3,321
Income before income taxes		2,654
Income tax expense		729
Net Income	$	1,925

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2022
(In thousands)

Cash flows from operating activities:		
Net income	$	1,925
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Stock-based compensation expense		192
Deferred income taxes		366
Depreciation and amortization		4
Net change in:		
Receivable from broker		(4,460)
Current income taxes receivable from/ payable to M&T Bank		(602)
Due to/from M&T Bank		638
Accrued severance		(610)
Other, net		(47)
Net cash used by operating activities		(2,594)
Cash flows from investing activities:		
Other, net		(16)
Net decrease in cash and cash equivalents		(2,610)
Cash and cash equivalents at beginning of year		2,803
Cash and cash equivalents at end of year	$	193
Supplemental disclosure of cash flow information		
Income taxes paid during the year	$	965

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2022
(In thousands)

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at January 1, 2022	$ 75	$ 33,041	$ 13,282	$ 46,398
Net income	—	—	1,925	1,925
Stock-based compensation expense	—	192	—	192
Stock purchase plan	—	30	—	30
Balance at December 31, 2022	$ 75	$ 33,263	$ 15,207	$ 48,545

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Notes to Financial Statements
December 31, 2022

1. Organization and operations

M&T Securities, Inc. (“the Company”) is a wholly owned subsidiary of M&T Bank Corporation ("M&T") and is a registered introducing broker-dealer with the Securities and Exchange Commission (“SEC”). The Company provides securities brokerage and underwriting services. On October 1 2022, M&T acquired the Company from Manufacturers and Traders Trust Company ("M&T Bank"), a wholly owned subsidiary of M&T, with a purchase price equal to book value. The Company's assets and liabilities are generally short-term in nature and were determined to have a fair value approximating their book value at the acquisition date.

The Company provides services as an institutional broker-dealer focused on supporting corporate clients through such offerings as institutional brokerage and securities underwriting services. The Company has an agreement with a clearing broker under which customer account records are maintained and individual securities transactions are executed.

The Company participates in corporate underwriting as a joint book runner or co-manager. Revenues associated with these activities are included in fee revenues in the statement of income.

The Company is subject to applicable federal and state securities laws and regulations and the rules of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC").

2. Summary of significant accounting policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of significant accounting policies used in the preparation of the financial statements follows:

Statement of cash flows

For purposes of the statement of cash flows, cash and cash equivalents consist of cash on deposit with M&T Bank.

2. Summary of significant accounting policies, continued

Commissions and fees

Brokerage commissions include commissions the Company earns from buying or selling securities on behalf of customers and are recorded on a trade date basis.

Underwriting income includes fees earned by the Company for activity performed from corporate security issuances.

All other fees and expenses are recognized as incurred.

Stock-based compensation

Employees of the Company have been granted stock awards, comprised of restricted stock and restricted stock units of M&T under incentive compensation plans of M&T. In addition, a stock purchase plan provides eligible employees of M&T and its subsidiaries the right to purchase shares of M&T common stock at a discount through accumulated payroll deductions. Information regarding the incentive compensation plans of M&T is included in M&T's Annual Report (Form 10-K) as filed with the SEC.

The Company recognizes expense for stock-based compensation using the fair value method of accounting. Stock-based compensation expense is included in employee compensation and benefits expenses in the statement of income. As of December 31, 2022, unvested restricted stock awards granted to the Company's employees totaled 2,426 restricted stock units. The unrecognized compensation expense associated with restricted stock awards was $24,000 as of December 31, 2022, which will be recognized over a weighted-average period of approximately one year.

Furniture and equipment

Furniture and equipment are stated at cost less accumulated depreciation and are included in other assets in the statement of financial condition. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, which are from three to ten years.

Income taxes

The Company is included in the consolidated federal and various combined state and local income tax returns of M&T. Pursuant to an intercompany tax sharing agreement with M&T, the Company remits tax payments to M&T Bank as if it filed a separate return and receives benefits for losses recognized in consolidation. The Company also files separate income tax returns in other state and local jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax effects attributable to differences between the financial statement value of existing assets and liabilities and their respective tax bases and carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

2. **Summary of significant accounting policies, continued**

    Measurement of credit losses on financial instruments

    The Company's financial assets are mainly comprised of a receivable from a clearing organization. Based on portfolio composition, then current economic conditions, and reasonable and supportable forecasts of future conditions the expected credit losses on financial assets were immaterial to the Company's statement of financial condition at December 31, 2022.

3. **Revenue from contracts with customers**

    The Company recognizes revenue from contracts with customers when the performance obligations related to the services under the terms of a contract are satisfied. The Company's contracts generally do not contain terms that require significant judgement to determine the amount of revenue to recognize. The following table summarizes sources of the Company's revenue from contracts with customers during 2022.

	Commissionable Revenues	Underwriting Revenue	Miscellaneous Revenue	Total
	(In thousands)			
Commissions	$ 2,420	—	—	$ 2,420
Fees	—	3,073	10	3,083
Other	—	—	472	472
	$ 2,420	3,073	482	$ 5,975

Commissionable revenue includes revenues from the execution of equity shares from trade orders received. Commissionable revenues are recognized when the performance obligation is satisfied, which is at the time of transaction execution.

Underwriting revenue includes revenues from corporate security issuances. Underwriting revenue from corporate security issuances is recorded when performance obligations are satisfied.

Miscellaneous revenue predominantly includes revenues generated from third-party providers of identity theft, privacy guard and life insurance services to targeted customer accounts through direct mailing initiatives and is recognized as earned.

4. Fair value measurements

GAAP permits an entity to choose to measure eligible financial instruments and other items at fair value. The Company has not made any fair value elections at December 31, 2022.

Pursuant to GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy exists in GAAP for fair value measurements based upon the inputs to the valuation of an asset or liability.

- Level 1 — Valuation is based on quoted prices in active markets for identical assets and liabilities.
- Level 2 — Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active or by model-based techniques in which all significant inputs are observable in the market.
- Level 3 — Valuation is derived from model-based and other techniques in which at least one significant input is unobservable and which may be based on the Company's own estimates about the assumptions that market participants would use to value the asset or liability.

The Company's financial instruments, such as cash, receivables from or payables to broker and other third parties, and amounts due to/from M&T not measured at fair value in the statement of financial condition are carried at amounts that the Company believes approximate fair value. Those financial instruments are classified as Level 2 because all significant inputs are observable, except for cash which is classified as Level 1.

5. Pension plans and other postretirement benefits

The Company participates in M&T Bank's noncontributory defined benefit and defined contribution pension plans covering substantially all full-time employees. Pension benefits accrue to participants based on their level of compensation and number of years of service. M&T Bank makes contributions to its funded qualified defined benefit pension plan as required by government regulation or as deemed appropriate by management after considering factors such as the fair value of plan assets, expected returns on such assets, and the present value of benefit obligations of the plan. The Company recognized a net periodic pension benefit in 2022 related to the defined benefit plan of $113,000. The amounts recorded in employee compensation and benefits expense and other expenses in the statement of income in 2022 were $28,000 and ($141,000), respectively.

Expense recorded by the Company in 2022 related to the defined contribution plan was $56,000 and is included in employee compensation and benefits expense.

The Company also participates in M&T Bank's defined benefit postretirement health care and life insurance plans, which provide benefits for qualified retired employees who reached the age of 55 while working for M&T Bank or its subsidiaries or affiliates. Substantially all salaried employees are eligible to select coverage in the plans. The Company's expense with respect to those postretirement benefits was not material in 2022.

Additionally, the Company participates in M&T Bank's retirement savings plan that is a defined contribution plan in which eligible employees may defer up to 50% of qualified compensation via contributions to the plan. The Company makes an employer matching contribution in an amount equal to 100% of an employee's contribution, up to 5% of the employee's qualified compensation. Employee benefits expense resulting from the Company's contributions to the retirement savings plan totaled $57,000 in 2022.

6. **Income taxes**

The components of income taxes were as follows:

		(In thousands)
Current:		
Federal	$	240
State and local		123
Total current		363
Deferred:		
Federal		264
State and local		102
Total deferred		366
Total income tax expense	$	729

Total income taxes differed from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

		(In thousands)
Income tax expense at statutory federal income tax rate	$	557
State and local income tax expense, net of federal income tax effect		178
Other		(6)
	$	729

Net deferred tax assets were comprised of the following:

		(In thousands)
Stock-base compensation	$	341
Severance		37
Other		10
Gross deferred tax asset		388
Depreciation and amortization		(18)
Net deferred tax asset	$	370

The Company believes that it is more likely than not that the net deferred tax asset will be realized through taxable earnings or alternative tax strategies.

7. **Related party transactions**

Cash and cash equivalents

The Company maintains an operating checking account with M&T Bank.

Occupancy

The Company also occupies non-banking office space in facilities owned or rented by M&T Bank. Occupancy expenses related to those facilities amounted to $114,000 in 2022.

Due to/from M&T Bank

Amounts payable to or receivable from M&T Bank resulting from the transactions noted herein are generally settled on a monthly basis.

Services performed or provided by the Company

Revenues for commissions associated with brokerage services performed by the Company on behalf of affiliates during the year are included in commissions and fee revenues in the statement of income and totaled $2,378,000 in 2022. Those affiliates included M&T, M&T Bank, Wilmington Funds Management Corporation, Wilmington Trust National Association ("WTNA") and Wilmington Trust Company. Included in the commission revenues were:

- Commissions earned by the Company in 2022 included those for providing administrative services for non-qualified retirement plans, such as rollover individual retirement accounts, and for institutional and wealth customer transactions. Commission revenues associated with institutional and wealth customer transactions were $2,144,000 in 2022.

- Commissions earned by the Company associated with the trade execution of M&T's common stock repurchases totaled $234,000 in 2022.

Costs for data processing, personnel administration, legal and other services performed by affiliates on behalf of the Company totaled $409,000 in 2022.

Line of Credit with M&T Bank

In August 2022, the Company renewed its borrowing arrangement with M&T Bank in the amount of a $50 million line of credit agreement to be secured by corporate bonds underwritten by the Company for sale, for which WTNA will act as collateral custodian. The borrowing arrangement bears a variable rate of interest equal to 158 bps above the greater of either daily simple Secured Overnight Financing Rate ("SOFR") or one percent. Advances drawn on the line of credit are generally repayable in full within 30 days of such advances. The line of credit matures and any outstanding obligations are repayable in full on August 11, 2023. The line of credit was not utilized during 2022. The Company remitted fees related to the line of credit of $95,000 in 2022.

8. **Net capital requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital calculated in accordance with SEC Rule 15c3-1 (see Schedule I) was $47,309,000 at December 31, 2022, which was $47,059,000 in excess of the minimum required net capital. The Company's ratio of aggregate indebtedness to net capital was .01 to 1 at December 31, 2022.

9. **Contingent liabilities**

In the normal course of business, the Company executes transactions on behalf of customers. If such transactions do not settle because of failure to perform by a party to the transaction the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction. The Company has not incurred any material losses as a result of this type of nonperformance.

The Company clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has not incurred any material losses as a result of these guarantees.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker with which it conducts business.

The Company is subject, in the normal course of business, to various pending and threatened legal proceedings in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate that the aggregate ultimate liability, if any, arising out of litigation pending and threatened against the Company will be material to the Company's financial position, but at the present time is not in a position to determine whether such litigation will have a material adverse effect on the Company's results of operations in any future reporting period.

M&T SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2022
(In thousands)

Net capital

Shareholder's equity	$	48,545
Adjustment for non-allowable assets:		
Deferred income taxes		370
Due from M&T Bank		563
Other		303
Net capital before haircut on securities positions		47,309
Haircut on securities positions		-
Net capital		47,309
Required net capital		250
Excess net capital	$	47,059

There is no difference in the amount of net capital presented above and the amount reported by the Company in Part II of Form X-17A-5 as of December 31, 2022.

M&T SECURITIES, INC.
Computation for Determination of Reserve Requirements and Information
Relating to the Possession or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2022

The Company claims exemption under Rule 15c3-3 of the Securities and Exchange
Commission. The Company is in compliance with the conditions of exemption under
paragraph (k)(2)(ii) of Rule 15c3-3 dealing with introducing brokers.

The Company is also filing this Exemption Report because the Company's other business
activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting
amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based
compensation for referring securities transactions to other broker-dealers; and (2)
participating in distributions of securities (other than firm commitment underwritings) in
accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. The Company
(1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to
customers, (other than money or other consideration received and promptly transmitted in
compliance with paragraph (a)); (2) did not carry accounts of or for customers; and (3) did
not carry PAB accounts (as defined in Rule 15c3-3).



Report of Independent Registered Public Accounting Firm

To the Board and Management of M&T Securities, Inc.

We have reviewed M&T Securities Inc.'s assertions, included in the accompanying M&T Securities, Inc.'s Exemption Report, in which:

(1) The Company identified 17 C.F.R. § 240.15c3-3(k)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision").

 (2) The Company stated that it met the identified exemption provision throughout the year ended December 31, 2022 without exception.

(3) The Company stated that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) receiving transaction-based compensation for referring securities transactions to other broker-dealers; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2022 without exception.

The Company's management is responsible for the assertions and for compliance with the identified exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2022.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

Buffalo, New York
February 24, 2023

PricewaterhouseCoopers LLP, 726 Exchange Street, Suite 1010, Buffalo, NY 14210
T: (716) 856 4650, www.pwc.com/us



Report of Independent Accountants

To the Board of Directors and Management of M&T Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation (Form SIPC-7) of M&T Securities, Inc. (the "Company") for the year ended December 31, 2022. Management of M&T Securities, Inc. is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Payment dated July 29, 2022 in the amount of $4,982.89 was compared to the July 29, 2022 outgoing Citi Bank Transactions Details report and to the journal entry dated July 29, 2022 which debited GL Account #4621000 Non-Tech Subj Matter Expenses from M&T Securities Operations to SIPC, obtained from Ashley Ames/Sr. Financial Analyst/ M&T Securities, Inc., noting no differences.

    b. Payment dated January 27, 2023 in the amount of $3,038.49 was compared to the January 27, 2023 outgoing Citi Bank Transactions Details report and to the journal entry dated January 27, 2023 which debited GL Account #4621000 Non-Tech Subj Matter Expenses from M&T Securities Operations to SIPC obtained from Ashley Ames/Sr. Financial Analyst/ M&T Securities, Inc., noting no differences.

2. Compared the Total Revenue amount (in thousands) reported on 4 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 to the Total revenue amount of $5,974,978 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2022 noting a difference of $22 due to rounding.



3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

  a. Compared deductions on item 2c, line 1, "Revenues from the distribution of shares of a registered open-end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory separate accounts, rendered to registered investment companies or insurance company separate accounts, and from transactions in securities futures products" of $464,486 to the aggregate amounts of General Ledger Accounts #3515311 Annuity Trailers, #3515318 Fixed Annuities, #3515319 Variable Annuities, #3515306 Revenue Sharing Annuity, #3515303 12B1 Trailer Fees, #3515304 Mutual Fund Revenue, #3515305 Revenue Sharing Mutual Funds, #3517040 Direct Mail Revenue, #3521500 Insurance Revenue – 1st Year, and #3521501 Insurance Revenue – Renewal on the Hyperion MFA GLR695 Report for Company 008 (M&T Securities) for the year ended December 31, 2022, provided by Ashley Ames/Sr. Financial Analyst/M&T Securities, Inc., noting no differences.

  b. Compared deductions on item 2c, line 3, "Commissions, floor brokerage, and clearance paid to other SIPC members in connection with securities transactions" of $162,905 to General Ledger Account #4643100 Security Clearance Fees Domestic on the Hyperion MFA GLR695 Report for Company 008 (M&T Securities) for the year ended December 31, 2022, provided by Ashley Ames/Sr. Financial Analyst/M&T Securities, Inc., noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

  a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $5,347,587 and $8,021.38, respectively of the Form SIPC-7. Noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.



This report is intended solely for the information and use of management and the Board of Directors of M&T Securities, Inc. and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PriceWaterhouseCoopers LLP

Buffalo, NY
February 24, 2023



One Light Street Baltimore, MD 21202

February 24, 2023

PricewaterhouseCoopers LLP
726 Exchange Street, Suite 1010
Buffalo, New York 14210

We are providing this letter in connection with your audit of the financial statements of M&T Securities, Inc. (the "Company") as of December 31, 2022 and for the year then ended for the purpose of expressing an opinion as to whether such financial statements present fairly, in all material respects, the financial condition, results of operations, and cash flows of M&T Securities, Inc. in conformity with accounting principles generally accepted in the United States of America. We acknowledge and confirm that we have fulfilled our responsibility, as set out in our engagement letter of December 31, 2022, for the preparation and fair presentation in the financial statements of financial condition, results of operations, and of cash flows in conformity with generally accepted accounting principles, including the appropriate selection and application of accounting policies.

We are also providing this letter in connection with your review of the Company's assertions under SEC Rule 17a-5 with respect to:

    (1) the exemption provision of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claims exemption,

    (2) whether or not the Company has met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2022, and

    (3) the Company also filing an Exemption Report for the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and whether or not the Company has met the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2022.

for the purpose of expressing moderate assurance that there are no material modifications that should be made to the Company's assertions referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Certain representations in this letter are described as being limited to those matters that are material. Materiality is entity specific. The omission or misstatement of an item in a financial report is material, regardless of size, if in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. Materiality used for purposes of these representations is $175,000.

We confirm, to the best of our knowledge and belief, as of February 24, 2023, the date of your reports, the following representations made to you during your audit and examination:

    1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America (GAAP), and include all disclosures necessary for such fair presentation and disclosures otherwise required to be included therein by the laws and regulations to which the Company is subject. We have prepared the Company's



One Light Street Baltimore, MD 21202

financial statements on the basis that the Company is able to continue as a going concern. There are no conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are issued.

2. We have made available to you:

   a. All financial records and related data, including the names of all related parties and all relationships and transactions with related parties.

   b. Support for any assertion that a transaction with a related party was conducted on terms equivalent to those prevailing in an arm's-length transaction.

   c. Unconditional access to persons within the entity from whom you have requested audit evidence.

   d. All minutes of the meetings of the Board of Directors. The most recent meeting held was the Board of Directors of M&T Securities, Inc. on October 25, 2022.

   e. All changes or expected changes to the Company's affiliates/beneficial owners, as defined in Rule 2-01 of Regulation S-X, during the period ended December 31, 2022. We understand that such changes could have come about, for example, as a result of mergers, acquisitions, investments or establishment of new entities. Changes were communicated prior to the date for which independence was required with respect to the affiliate/beneficial owner (e.g., in coordination with the letter of intent or the commitment date of the transaction). The independence rules encompass not only the Company, but also its affiliates and beneficial owners, as defined in Rule 2-01 of Regulation S-X.

3. We have appropriately reconciled our books and records (e.g., general ledger accounts) underlying the financial statements to their related supporting information (e.g., sub ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements, as necessary. There were no material unreconciled differences or material general ledger suspense account items that should have been adjusted or reclassified to another account balance. There were no material general ledger suspense account items written off to a balance sheet account, which should have been written off to an income statement account and vice versa. All intra-**entity** accounts have been eliminated or appropriately measured and considered for disclosure in the financial statements.

4. There have been no communications from regulatory agencies concerning non-compliance with or deficiencies in financial reporting practices.

5. There are no material transactions, agreements or accounts that have not been properly recorded in the accounting records underlying the financial statements.

6. We acknowledge and confirm that we have fulfilled our responsibility, as set out in our engagement letter of January 3, 2023, for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error and we have disclosed to you all deficiencies in the design or operation of internal control over financial reporting of which we are aware.

7. We acknowledge our responsibility for the design and implementation of programs and controls to provide reasonable assurance that fraud is prevented and detected.

8. We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud and we have no knowledge of any fraud or suspected fraud affecting the Company involving:



    a. Management,

    b. Employees who have significant roles in internal control over financial reporting, or

    c. Others where the fraud could have a material effect on the financial statements.

9. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

(As to items 7, 8 and 9, we understand the term "fraud" to mean those matters described in PCAOB AS 2401 (PCAOB AU 316).)

10. There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.

11. There have been no violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

12. The Company has no plans or intentions that may materially affect the carrying value of assets and liabilities.

13. The following, if material, have been properly recorded or disclosed in the financial statements:

    a. Relationships and transactions with related-parties, as described in Accounting Standards Codification (ASC) 850, *Related Party Disclosures*, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

14. There are no:

    a. Guarantees, whether written or oral, under which the Company is contingently liable.

    b. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with ASC 275, *Risks and Uncertainties*, 275-10-50. (Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.)

15. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral, except as disclosed in the financial statements.

16. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of non-compliance.

17. All receivables have been appropriately reduced to their estimated net realizable value. We have considered all reasonably available information about past events, current conditions, and reasonable and supportable forecasts of future events and economic conditions and where applicable, we have recognized an appropriate loss allowance.

18. All liabilities of the Company of which we are aware are included in the financial statements at the balance sheet dates. There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed by ASC 450, *Contingencies*, and no unasserted claims or assessments that our legal counsel has advised us are probable of assertion and required to be disclosed in accordance with that Topic.



One Light Street Baltimore, MD 21202

19. We are responsible for all significant estimates and judgments affecting the financial statements. The methods, underlying data, and significant assumptions used in developing accounting estimates and the related disclosures are reasonable and appropriate to achieve recognition, measurement, or disclosure in the financial statements in accordance with accounting principles generally accepted in the United States of America. The methods used in developing accounting estimates have been consistently applied in the periods presented and the data used in developing accounting estimates is accurate and complete. Accounting estimates and judgments appropriately reflect management's intent and ability to carry out specific courses of action, where relevant. There have been no subsequent events that would require the adjustment of any significant estimates and related disclosures.

20. The Company does not have outstanding a past-due share of its accounting support fees collectible by the Public Company Accounting Oversight Board.

21. We acknowledge our responsibility for the fair presentation of the supplemental information required by SEC Rule 17a-5 and the form and content of that information, in conformity with SEC Rule 17a-5. We believe such information, including its form and content, is fairly stated, in all material respects. The methods of measurement or presentation have not changed from those used in the prior period. There are no significant assumptions or interpretations underlying the measurement or presentation of the information. The information complies, in all material respects, with SEC Rule 17a-5.

22. Net capital computations, prepared by the Company during the period from January 1, 2022 through February 24, 2023, indicated that the Company was in compliance with the requirements of 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") (and applicable exchange and self-regulatory organization requirements) at all times during the period.

23. We have had no 17a-11 communications with regulators.

Exemption report assertions

30. We are responsible for compliance with the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 throughout the year ended December 31, 2022.

31. The Company's assertions that it claimed exemption under the provision set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3, that it met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2022 without exception and that the Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) receiving transaction-based compensation for referring securities transactions to other broker-dealers; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2022 without exception is the responsibility of management.

32. We have made available to you all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who


One Light Street Baltimore, MD 21202

perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provision in 17 C.F.R. § 240.15c3-3(k) or the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, received through the date of your report.

33. There were no known events or other factors that might significantly affect the Company's compliance with the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) or the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 subsequent to the period addressed in the Company's assertions.

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

DocuSigned by:

Richard Shatzkin

Richard Shatzkin
President

DocuSigned by:

Tanya Petrus

Tanya Petrus
FinOp



One Light Street Baltimore, MD 21202

M&T Securities, Inc.'s Exemption Report

M&T Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year except as described below:

Number of exceptions	Nature of exceptions	Date(s) of exceptions
0	N/A	

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for referring securities transactions to other broker-dealers; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a)); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below:

Number of exceptions	Nature of exceptions	Date(s) of exceptions
0	N/A	

M&T Securities, Inc.

I, Richard Shatzkin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

Rich Shatzkin

F101FF02E5304C7...

By: Richard Shatzkin

Title: President

Date: February 24, 2023



One Light Street Baltimore, MD 21202

February 24, 2023

PricewaterhouseCoopers LLP
726 Exchange Street, Suite 1010
Buffalo, New York 14120

We are providing this letter in connection with your performance of the procedures related to the General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation ("SIPC") of M&T Securities, Inc. (the "Company") as required by Rule 17a-5(e)(4) of the Securities Exchange Act of 1934.

We confirm, to the best of our knowledge and belief, as of February 24, 2023, the date of your report related to your performance of the procedures related to the General Assessment Reconciliation (Form SIPC-7), the following representations made to you during your engagement:

1. We have made all assessment payments to the Securities Investor Protection Corporation ("SIPC") as required for the year ended December 31, 2022. The SIPC assessment payments reported by the Company on Form SIPC-7 are in compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2022.

2. We are responsible for the Form SIPC-7 and the assertion above related thereto.

3. We agreed to the procedures and acknowledge that the procedures are appropriate for our purposes.

4. We and SIPC are responsible for selecting the criteria to be used in the determination of the findings and determining that the criteria are appropriate for our purposes.

5. We are responsible for the sufficiency of the procedures you performed for our purposes.

6. We have made available to you:

   a. all information necessary to perform the agreed-upon procedures.

   b. unrestricted access to personnel of the Company from whom you have requested information.

7. We are responsible for the completeness and accuracy of the information supplied to you.

8. There are no known matters contradicting the Form SIPC-7 or assertion related thereto.

9. There are no communications from regulatory agencies or others affecting the Form SIPC-7 or assertion related thereto, including communications received between December 31, 2022 and the date of your report.

10. We are not aware of any material misstatements in the Form SIPC-7 or assertion related thereto.

11. We have no knowledge of any actual, suspected or alleged fraud or noncompliance with laws or regulations affecting the Form SIPC-7.

To the best of our knowledge and belief, no events have occurred subsequent to December 31, 2022 and through the date of this letter that would have a material effect on the Form SIPC-7 or assertion related thereto.



M&T Securities, Inc.
One Light Street Baltimore, MD 21202

DocuSigned by:
Richard Shatkzin
F101FF02E5304C7...

Richard Shatzkin
President

DocuSigned by:
Tanya Petrus
EBF8BC6F353F480...

Tanya Petrus
FinOp

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 2022

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

M&T Securities Inc.
Attn: Tanya Petrus
1 Light Street
Baltimore, MD 21202

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ashley Ames 716-651-6030

2. A. General Assessment (item 2e from page 2) $8021.38

B. Less payment made with SIPC-6 filed (**exclude interest**) (4982.89)

07/29/2022
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $3038.49

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $3038.49

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M&T Securites, Inc.
(Name of Corporation, Partnership or other organization)

Tanya Petrus Digitally signed by Tanya Petrus Date: 2023.01.27 14:09:49 -05'00'
(Authorized Signature)

Dated the 27 day of January, 20 23.

FIN-OP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2022
and ending 12/31/2022

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $5,974,978

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 464,486

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 162,905

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions 627,391

2d. SIPC Net Operating Revenues $5,347,587

2e. General Assessment @ .0015 $8,021.38

(to page 1, line 2.A.)

2